Filed by Israel Technology Acquisition Corp. and
IXI Mobile, Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Israel Technology Acquisition Corp.
SEC File No. 000-51259

ISRAEL TECHNOLOGY ACQUISITION CORP. (“ITAC”) INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING ITAC SECURITIES, REGARDING ITS MERGER WITH IXI MOBILE, INC. (“IXI”), AS DESCRIBED IN ITAC’S CURRENT REPORT ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2006. THE ATTACHED SLIDESHOW MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

EARLYBIRDCAPITAL, INC. (“EBC”), THE MANAGING UNDERWRITER OF ITAC’S INITIAL PUBLIC OFFERING (“IPO”) CONSUMMATED IN JULY 2005, AND MAXIM GROUP (“MAXIM”), A MEMBER OF THE UNDERWRITING SYNDICATE FOR THE IPO, ARE ASSISTING ITAC IN THESE EFFORTS WITHOUT CHARGE, OTHER THAN THE REIMBURSEMENT OF THEIR OUT-OF-POCKET EXPENSES. ITAC AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND EBC AND MAXIM MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECAL MEETING OF ITAC STOCKHOLDERS TO BE HELD TO APPROVE THE MERGER.

STOCKHOLDERS OF ITAC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, ITAC’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT IN CONNECTION WITH ITAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE PROXY STATEMENTS WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ ITAC’S FINAL PROSPECTUS, DATED JULY 12, 2005, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE ITAC OFFICERS AND DIRECTORS AND OF EBC AND MAXIM AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: ITAC ACQUISITION CORP., 7 GUSH ETZION, 3RD FLOOR, GIVAAT SHMUEL, ISRAEL 54030. THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT, ONCE AVAILABLE, AND THE FINAL PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE (http://www.sec.gov).

IXI Mobile / ITAC Merger
Investor Presentation – March 2006

IXI Overview

Founded in 2000

Headquartered in Redwood City, California, with R&D facilities in Israel and Romania

Develops the Ogo family of devices and end-to-end solutions
that deliver popular mobile applications such as:

Email

Instant Messaging (IM) (e.g. AOL, Yahoo!, MSN)

Text Messages (SMS)

Voice, Games, Browser, and more

Blue chip clients now launching Ogo products

Executive team has extensive experience with mobile
technology and growing multinational companies

Israel Technology Acquisition Corp.
(ITAC)

A Specified Purpose Acquisition Corporation ( “SPAC”) designed to provide access to a quality, private technology company that has manufacturing operations or R&D facilities in Israel

Each ITAC Unit, issued at $6.00, consists of 1 Share of Common Stock and 2
Redeemable Common Stock Purchase Warrants

Common Stock

Voting, Conversion, and Liquidation Rights

Minimum cash per share currently in Trust of approximately $5.30

Cash in Trust invested in U.S. government securities – Treasury bills (~$33.5M)

Warrants

Exercisable at $5.00 until July 11, 2009, callable when Common Stock equals or exceeds $8.50 per share (for 20 trading days within a 30-day period)

Provides potential access to up to $63M of growth capital

Lockup of insider shares until July 12, 2008

Liquidation of ITAC’s trust account if no combination is effected by January 19,
2007 (or July 19, 2007 under certain circumstances)

Combined IXI Leadership

Gideon Barak, Chairman (IXI)

Over 25 years experience in the communications industry

Chairman of IXI Mobile since 2000

Founder and CEO of DSP Communications (DSPC) - sold to Intel Corporation

CFO of DSP Group, Inc. (NASDAQ: DSPG)

Founder and Chairman of Envara, Inc. and Butterfly VLSI, Ltd. - sold to Intel Corporation and Texas
Instruments, respectively

Director of Modem-Art Ltd. and Widcomm, Inc. when they were acquired by Agere Systems and Broadcom
Corporation, respectively

Director of semiconductor and communications companies, including Metalink Ltd. (NASDAQ: MTLK) and
Advasense

Venture partner with Benchmark Capital

Amit Haller, President and CEO (IXI)

17 years of experience in wireless communications and business development

President and CEO of IXI Mobile since 2000

Founder and CEO of Butterfly, sold to Texas Instruments in 1999

Managed the group in charge of Bluetooth technology at Texas Instruments

Israel Frieder, Chairman and CEO (ITAC) - will join IXI as Co-Chairman

Over 30 years of experience in the telecommunications and IT sectors

President & CEO of Kardan Communications, a private investment company

Corporate VP of business development and strategic planning at ECI Telecom (NASDAQ: ECIL)

President of ECI Telecom/DNI-USA

President of Tadiran Telecom, Network Systems

Management consultant to Teledata Networks NV

Member of the Board of Directors at several public and private companies

Recipient of Israel Defense Prize in 1979 and Israel Kaplan Prize in 1986

Major IXI Investors

Gemini Israel Funds (~35%)*

One of Israel’s leading Venture Capital funds. Established in 1993. Manages $550 million across several funds

Invested in some 75 high-tech companies – largely seed investments in companies with
Israeli technology

Yossi Sela, Managing Partner, Gemini, and Director of IXI Mobile. Mr. Sela will become a director of the combined company.

Mr. Sela was a founding partner of Gemini and was named Managing Partner in 1999;
involved in deal execution and post-deal support

In 1995 was named interim CEO of Ornet Data Communication Technologies Ltd., one
of Gemini’s portfolio companies - acquired by Siemens AG

Vice President, Marketing at DSP Group (NASDAQ: DSPG)

Held engineering positions at Daisy Systems, Inc.

Director of Saifun Semiconductors (NASDAQ: SFUN)

Landa Ventures (~21%)*

Venture capital fund owned and managed by Benzion Landa

Mr. Landa is an active entrepreneur in Israel and worldwide. Invested, founded and managed numerous companies including Indigo N.V. – acquired by Hewlett-Packard

Among others positions, Mr. Landa serves as Strategic Advisor to the CEO of Hewlett-
Packard

* On a fully diluted basis, pre merger

Terms of IXI-ITAC Merger

Up to 7.8M ITAC shares

~6.4M shares issued to IXI stockholders; ~1.4M shares issuable to IXI senior management and employees under IXI Mobile’s ESOP

In addition, an incentive plan of up to 10M ITAC shares to IXI’s shareholders, based on meeting the following thresholds:

1M shares – if 2006 revenues exceed $45M

1M shares – if 2007 net profit of $15M to >$25M (linear)

2M shares – if 2008 net profit of $20M to >$45M (linear)

2M shares – after common stock trades >$8.50*

2M shares – after common stock trades >$9.50*

2M shares – after common stock trades >$12.00*

Certain IXI senior management members will be granted options to purchase up to 1.5M additional shares (at $5.00 per share) becoming exercisable upon attaining the same net profit and share price milestones detailed above

*  for 20 trading days within a 30 days trading period

Ogo Products

Ogo – Mobile Messaging Solution

End-to-End solution

Mobile device with popular applications

Email, IM, SMS /Text

News, Contacts, Calendar

Voice, Games, more

Monthly service, Internet-enabling Ogo

Hosted servers

Strategic partnership with Microsoft

Customers

Cellular Operators

Mobile Virtual Network Operators (MVNOs)

Internet Service Providers (ISPs)

Ogo – End User Target Markets

Consumers - especially mobile youth and students

Emphasis on IM - e.g. AOL, MSN, Yahoo!

Email on multiple accounts

Always on - connected to friends and community
(never tethered to a PC)

Pro-Sumers - independent professionals, small and
medium enterprises (SME)

Emphasis on email - POP3, IMAP4, MSN Hotmail

Receiving up-to-date information and alerts (RSS
feeds)

Calendar and Contacts synchronized over the air (OTA)

Market Opportunity

Subscribers (M)
2,500
2,000
1,500
1,000
500
0
2,129
668
300
15
5
Mobile Subs
Email Subs
IM Users
Total Mobile Email Subs
Blackberry Subs

Mobile Email, IM - Still in Their Infancy

Source: Portio Research, Radicati Group, ComScore Media Metrix, Nomura Research, RIM, IXI Analysis

Mobile email, IM still in their
infancy; mobile email market
leader, RIM, has only 5M subs

Mobile subs represent
roughly 1/3 of the
world’s population

Email and IM are
extremely popular
desktop applications

250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
2007
2008
Data - Other
Data - SMS
Voice

Mobile Data - A Powerful Opportunity

Source: Gartner, RIM, Mobile Data Services, Western Europe, 2001 - 2008

$37B of non-SMS data
revenue will be added in
Europe alone

2005 - SMS revenues
account for over 50% of
total data revenues

Mobile Voice vs. Data Revenues in Western Europe 2001-2008 ($B)

Service Provider Options for
Deploying Mobile Data

Device
Price

Ergonomics
(Keyboard,
Screen, etc.)

Service
Price

Poor Form
Factor

Result

Too
Expensive

Mobile
Phone

Smartphone/
Blackberry

Enjoyable Form
Factor &
Inexpensive

Ogo

Device /
Category

–

–

Leading Mobile Data Devices

Target
Consumers

Corporations

Professionals

Young Adults

Young Adults/
Pro-Sumers

$200-350

$400-500

$200-250

$0** – $99

$40-50+

$40-50+

$30

$15–$18

Blackberry

Sidekick

Treo or
Smartphone

Ogo

Retail
Price*

Monthly
Data
Service*

Device
Type

* Based on publicly available information; prices may change periodically and by channel

** Fully subsidized by the service provider

Ogo Customers

msn Hotmail
msn HOTMAIL

swisscom

Swisscom im Jugendwahn

It's so easy!
ogo
msn

Switzerland

Swisscom Mobile – The largest
mobile operator in Switzerland

Partially owned by Vodafone

Service launched in November 2005

Significant marketing investment – TV,
newspapers, Internet and point-of-sale

End-user price

Device: ~$35

Service: ~$15 per month, unlimited
data

IXI mobile

1&1 POCKET WEB
NEU
ab April 2006
E-Mails und Internet immer und überall!
Perfekt für Mail-Accounts von:
GMX
1&1
9,99€
E-Mail-Push-Dienst: Jede E-Mail, die in Ihren normalen E-Mail-Account eingeht, wird sofort automatisch auf Ihr 1&1 Pocket Web übertragen. Nie mehr eine wichtige Mail verpassen!
E-Mail-Komfort: E-Mail überall erstellen, abrufen, lesen, bearbeiten, senden und

1&1 POCKET WEB
9,99

1&1 GMX WEB.DE vodafone

Germany

United Internet (1&1, GMX & WEB.DE) –
One of Europe’s largest Internet providers
(56 million email user accounts)

1&1 – One of the world’s largest hosting
companies (5 million customer contracts)

Ogo will be sold in conjunction with
Vodafone Germany, the leading mobile
operator in Germany

Signed agreement to supply $18 million of
Ogo devices ($2 million already shipped)

End-user price

Device: ~$59 (only $1 with SMS plan)

Service: ~$12 per month, unlimited Web &
Email; voice priced on a per minute basis

* The agreement has two termination points in 2006 that are based on certain technology upgrades

Turkey

Dogan group is the largest Media conglomerate
owning e-kolay.net and DOL, major ISPs and
Portal in Turkey

Ogo is being sold in conjunction with leading
operators Telsim (purchased by Vodafone) and
Avea

Service launched in August 2005

Significant marketing investment – newspapers,
events, Internet and point-of-sale

End-user price

Device: Free

Service: ~$15 per month, unlimited data

IXI mobile

DO IT MARDI GRAS STYL

flirt

AT&T Wireless

United States

AT&T Wireless* was the second-
largest mobile operator in the US

Service launched in September 2004

End-user price

Device: ~$79

Service: ~$18 per month, unlimited
data

* Acquired by Cingular Wireless. Cingular no longer sells Ogo but service for existing customers continues

Business Model

Business Model

IXI sells Ogo and
recurrent services to
Operators and ISPs

Operator and ISP
sell Ogo and
related service to
end-user

IXI Revenue Streams

Device – One-time sale

Services – Recurring revenues

Backend services

Gateways (IM, email, etc.)

End-to-End Architecture

user@ISP.com

Attachment
GW

OTA

IM GW

IXI Hosting

Other Email

Servers

SyncML GW

MS Exchange

Hotmail GW

* Some services have yet to be launched (e.g. Attachment GW and SyncML GW)

Compelling Investment Opportunity

Large and Growing Wireless Data Market

Rapidly growing markets worldwide for mobile e-mail, IM, RSS, and web browsing

Worldwide Ogo Product Launches

Inexpensive and easy-to-use device

Blue chip mobile operator and ISP customers

Addressing Sizeable, Underserved Demographic Markets

Mobile Youth and Pro-Sumers want affordable mobile connectivity

Exciting Business Model

Hardware profits and recurring service revenues

Veteran Management Team

SPAC Structure

www.ixi.com

“Mobile Data for the Masses”

Appendix

Industry Analysts

What Nomura thinks

Mobile email is a critical corporate application

In 2006 we will see alternatives to Blackberry mature, paving the way for less expensive solutions

The number of mobile email subscribers will more than double in 2006

What IDC thinks

The IM market in the US alone is expected to grow to roughly $1.8 billion by
2009

IM will account for 40% of the mobile messages sent in the US in 2009

The Missing Link: Mobile Data
Solution for the Mass Market

Challenge

IM and email are hugely popular on the PC

Users and service providers are looking for mobile IM and Email solutions

True mobile messaging requires a dedicated device

Solutions must not compromise quality or convenience

Must be priced for mass-market adoption, so that “everyone can afford it”

Solution

Dedicated terminal optimized for messaging

End-to-end delivery platform

Affordable device and service pricing

Israel Technology Acquisition Corp.
(ITAC)

ITAC was created for the purpose of raising capital through an IPO, and then consummating a business combination with an operating business, selected by its management team, that has operations or R&D facilities located in Israel

Stockholder approval of business combination is required (by majority vote)

Escrow of insiders’ shares

Insiders do not participate in a liquidating distribution for shares they held prior to the offering

Summary of IPO

Issuer:                   Israel Technology Acquisition Corporation

Initial Offering Amount:                                   $37.9M, including greenshoe

Units:                       6,318,000 Units, including greenshoe

Offering Date:                                 July 12, 2005

Price Per Unit:                               $6.00

Managing Underwriter:      EarlyBirdCapital, Inc.

OTC BB Symbol:

Units:                                      ISLTU.OB     $6.66*

Common Stock           ISLT.OB        $5.26*

Warrants:                            ISLTW.OB    $0.71*

* At February 24, 2006